Exhibit 99.1

                            Explanation of Responses

(2) Mr. Toth directly owns 518 Class A membership units of PP Holding, LLC, a Delaware limited liability company ("PPH"), representing approximately .37% of the outstanding membership interests of PPH. On May 22, 2008, PPH distributed an aggregate of 10,442,132 shares of Polypore International, Inc. Common Stock ("Common Stock") to its members (the "LLC Distribution"), including 38,182 shares of Common Stock to Mr. Toth, which distribution was made on a pro rata basis with no consideration being paid to PPH in connection therewith. Following the LLC Distribution, PPH directly owns 10,442,132 shares of Common Stock. Because Mr. Toth is not a controlling member of PPH and because Mr. Toth does not have or share investment control over the shares of the Issuer's common stock owned by PPH, Mr. Toth has no pecuniary interest in such shares of the Issuer's common stock within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934.